UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Skydance Corporation

(Exact name of registrant as specified in its charter)

Delaware	99-3917985
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1515 Broadway New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title for each class to be so registered	Name of each exchange on which each class is to be registered
Warrants to Purchase Class B Common Stock, par value $0.001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are warrants (the “Warrants”) to be distributed in the form of a special dividend to registered holders of Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of Skydance Corporation (f/k/a Paramount Skydance Corporation) (the “Registrant”), issued and outstanding as of October 5, 2026 (the “Record Date”), excluding shares of our Class B Common Stock held by or for the account of (i) each of Lawrence J. Ellison, David F. Ellison, Gerald J. Cardinale, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, RedBird Capital Partners Fund IV (Master), L.P. and any of their respective affiliates, successors or transferees (collectively, the “Restricted Holders”), including any direct or indirect wholly owned subsidiary of the Registrant that holds any shares of Class B Common Stock as of the Record Date, (ii) the Paramount Global 401(k) Plan, and (iii) the Paramount Global Master Trust (together, the “Excluded Holders”). Holders of the Warrants (“Warrantholders”), other than any Restricted Holders, may exercise their Warrants for shares of Class B Common Stock as specified under the terms of the warrant agreement to be entered into between the Registrant and Equiniti Trust Company, LLC, as Warrant Agent (the “Warrant Agreement”), the form of which is included as Exhibit 4.1 hereto. No Warrant is exercisable by (or on behalf of) any Restricted Holder, and a transfer of a Warrant to a Restricted Holder will not entitle such Restricted Holder to exercise such Warrant.

The Registrant will distribute the Warrants on or about October 13, 2026 (the “Issue Date”) to registered holders of Class B Common Stock issued and outstanding as of the Record Date (other than shares held by or for the account of Excluded Holders).

The Registrant has applied to list the Warrants to be registered hereby on the New York Stock Exchange under the ticker symbol “SKYD WS”.

On the Issue Date, holders will receive one (1) Warrant for each share of Class B Common Stock they hold as of the Record Date (other than shares held by or for the account of Excluded Holders). No fractional Warrants will be issued, and any such fractions that would otherwise be issuable will be rounded down.

Each Warrant will initially entitle the Warrantholder to purchase, at such Warrantholder’s sole and exclusive election, at a cash exercise price of $12.00 (the “Exercise Price”), one (1) share (the “Number of Shares”) of Class B Common Stock. Upon exercise, Warrants will be settled by physical settlement (delivery of shares upon payment of the Exercise Price in cash) if the applicable registration statement is effective and available; otherwise, Warrants will be settled by net share settlement, under which the exercising Warrantholder will receive, without any cash payment, a number of shares of Class B Common Stock determined as described in the Warrant Agreement.

The Warrants will expire and cease to be exercisable at the earlier of (i) 5:00 p.m., New York City time, on the date that is the ten (10) year anniversary of the Issue Date, which is expected to be October 13, 2036 (the “Scheduled Expiration Date”) and (ii) if the Early Expiration Price Condition (as defined below) is satisfied and the Registrant has designated an early expiration date, 5:00 p.m., New York City time, on such designated early expiration date (the “Early Expiration Date”).

Beginning on the first trading day immediately following the third anniversary of the Issue Date, if, within any period of thirty (30) consecutive trading days, there are at least twenty (20) trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Registrant sends an Early Expiration Notice (as defined below), on which the closing sale price of the Class B Common Stock is at least equal to $30.00 (subject to adjustments) (the “Early Expiration Price Condition”), the Registrant may elect to designate an Early Expiration Date.

The Registrant may do so by notifying Warrantholders and issuing a press release, which will also be made available on the Registrant’s website, specifying the Early Expiration Date (the “Early Expiration Notice”). The designated Early Expiration Date will be a business day falling no less than 20 nor more than 45 scheduled trading days following the date of delivery of such Early Expiration Notice.

Each of the Exercise Price and the Number of Shares is subject to certain adjustments for certain events, including: (i) stock dividends, splits and combinations, (ii) rights, options and warrants issuances, (iii) other distributions and spin-offs, (iv) cash dividends or distributions in excess of a specified quarterly threshold amount and (v) certain tender or exchange offers, in each case, as set forth in the Warrant Agreement.

The Registrant has filed a shelf registration statement on Form S-3 and a prospectus and prospectus supplement relating to the Warrants pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to register the distribution of the Warrants and the issuance of shares of Class B Common Stock issuable upon exercise thereof.

The description of the Warrants contained in such prospectus or prospectus supplement, as applicable, shall be deemed to be incorporated by reference herein.

Item 2. Exhibits.

The following exhibit is filed as part of this registration statement:

No.	Exhibit
4.1	Form of Warrant Agreement between Equiniti Trust Company, LLC and the Registrant (including the form of Warrant)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2026

SKYDANCE CORPORATION

By:	/s/ David Ellison
Name: David Ellison
Title: Chief Executive Officer